Exhibit 99.1

GDS Reports

First Quarter 2023 Results

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GDS Holdings Limited Reports First Quarter 2023 Results

Shanghai, China, May 25, 2023 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China and South East Asia, today announced its unaudited financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Financial Highlights

•	Net revenue increased by 7.4% year-over-year (“Y-o-Y”) to RMB2,409.0 million (US$350.8 million) in the first quarter of 2023 (1Q2022: RMB2,243.6 million).

•	Service revenue increased by 7.4% Y-o-Y to RMB2,408.4 million (US$350.7 million) in the first quarter of 2023 (1Q2022: RMB2,243.5 million).

•	Net loss was RMB474.6 million (US$69.1 million) in the first quarter of 2023 (1Q2022: net loss of RMB373.3 million).

•	Adjusted EBITDA (non-GAAP) increased by 7.5% Y-o-Y to RMB1,130.0 million (US$164.5 million) in the first quarter of 2023 (1Q2022: RMB1,051.2 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•	Adjusted EBITDA margin (non-GAAP) was 46.9% in the first quarter of 2023 (1Q2022: 46.9%).

First Quarter 2023 Operating Highlights

•	Total area committed and pre-committed by customers increased by 2,895 square meters (“sqm”) (net of churn of 8,774 sqm) in the first quarter of 2023, to reach 633,611 sqm as of March 31, 2023, an increase of 10.2% Y-o-Y (March 31, 2022: 575,009 sqm).

•	Area in service increased by 2,730 sqm in the first quarter of 2023, to reach 518,517 sqm as of March 31, 2023, an increase of 5.3% Y-o-Y (March 31, 2022: 492,344 sqm).

•	Commitment rate for area in service was 93.9% as of March 31, 2023 (March 31, 2022: 95.3%).

•	Area under construction was 196,858 sqm as of March 31, 2023 (March 31, 2022: 168,128 sqm).

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•	Pre-commitment rate for area under construction was 74.4% as of March 31, 2023 (March 31, 2022: 63.1%).

•	Area utilized by customers increased by 6,085 sqm (net of churn of 6,488 sqm) in the first quarter of 2023, to reach 376,632 sqm as of March 31, 2023, an increase of 13.4% Y-o-Y (March 31, 2022: 332,019 sqm).

•	Utilization rate for area in service was 72.6% as of March 31, 2023 (March 31, 2022: 67.4%).

“Amidst ongoing macro challenges, we’ve shown resilience in the first quarter of 2023,” said Mr. William Huang, Chairman and Chief Executive Officer. “For our mainland China business, we continue to prioritize faster backlog delivery and, at the same time, to win the new business which is strategic to us and has accelerated move-in schedule. Our customers are talking much more positively and we are looking forward to a pick-up in the near future. For our international business, we progressed by winning the expansion commitment from the anchor customer in our Johor site, which further proves our competitiveness in the region.”

“In the first quarter of 2023, we grew revenue by 7.4% and adjusted EBITDA by 7.5% year-over-year,” said Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin was 46.9% mainly due to lower utility cost during the winter season. On the funding side, we successfully raised US$580 million through a new convertible bond issuance which helps us keep a healthy cash position.”

First Quarter 2023 Financial Results

Net revenue in the first quarter of 2023 was RMB2,409.0 million (US$350.8 million), a 7.4% increase over the first quarter of 2022 of RMB2,243.6 million and a 0.2% increase over the fourth quarter of 2022 of RMB2,404.0 million. Service revenue in the first quarter of 2023 was RMB2,408.4 million (US$350.7 million), a 7.4% increase over the first quarter of 2022 of RMB2,243.5 million and a 0.2% increase over the fourth quarter of 2022 of RMB2,404.0 million. The increase over the fourth quarter of 2022 was mainly due to the full quarter revenue contribution from additional area utilized in the fourth quarter of 2022 and the contribution from 6,085 sqm of net additional area utilized in the first quarter of 2023, mainly related to the Beijing 8 (“BJ8”), Beijing 13 (“BJ13”) Phase 1, Langfang 9 (“LF9”), and Chongqing 1 (“CQ1”) Phase 1 data centers.

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Cost of revenue in the first quarter of 2023 was RMB1,917.3 million (US$279.2 million), a 9.1% increase over the first quarter of 2022 of RMB1,757.2 million and a 0.1% increase over the fourth quarter of 2022 of RMB1,916.0 million. The slight increase over the fourth quarter of 2022 was mainly due to an increase in depreciation and amortization resulting from more data centers coming into service in recent quarters, partially offset by seasonally lower utility cost.

Gross profit was RMB491.7 million (US$71.6 million) in the first quarter of 2023, a 1.1% increase over the first quarter of 2022 of RMB486.4 million, and a 0.7% increase over the fourth quarter of 2022 of RMB488.0 million.

Gross profit margin was 20.4% in the first quarter of 2023, compared with 21.7% in the first quarter of 2022, and 20.3% in the fourth quarter of 2022. The slight increase over the fourth quarter of 2022 was mainly due to seasonally lower utility cost, partially offset by an increase in depreciation and amortization resulting from more data centers coming into service in recent quarters.

Adjusted Gross Profit (“Adjusted GP”) (non-GAAP) is defined as gross profit excluding depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and share-based compensation expenses allocated to cost of revenue. Adjusted GP was RMB1,259.4 million (US$183.4 million) in the first quarter of 2023, a 7.2% increase over the first quarter of 2022 of RMB1,174.6 million and a 2.8% increase over the fourth quarter of 2022 of RMB1,224.7 million. See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Adjusted GP margin (non-GAAP) was 52.3% in the first quarter of 2023, compared with 52.4% in the first quarter of 2022, and 50.9% in the fourth quarter of 2022. The increase over the fourth quarter of 2022 was mainly due to the seasonally lower utility cost.

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Selling and marketing expenses, excluding share-based compensation expenses of RMB12.5 million (US$1.8 million), were RMB25.3 million (US$3.7 million) in the first quarter of 2023, a 11.5% decrease from the first quarter of 2022 of RMB28.6 million (excluding share-based compensation of RMB13.0 million) and a 2.1% increase from the fourth quarter of 2022 of RMB24.8 million (excluding share-based compensation of RMB8.2 million). The increase over the fourth quarter of 2022 was mainly due to a slight increase in marketing activities.

General and administrative expenses, excluding share-based compensation expenses of RMB43.1 million (US$6.3 million), depreciation and amortization expenses of RMB110.7 million (US$16.1 million) and operating lease cost relating to prepaid land use rights of RMB18.3 million (US$2.7 million), were RMB117.4 million (US$17.1 million) in the first quarter of 2023, a 11.5% increase over the first quarter of 2022 of RMB105.3 million (excluding share-based compensation expenses of RMB52.6 million, depreciation and amortization expenses of RMB121.1 million and operating lease cost relating to prepaid land use rights of RMB20.7 million) and a 25.7% decrease from the fourth quarter of 2022 of RMB158.1 million (excluding share-based compensation of RMB5.5 million, depreciation and amortization expenses of RMB110.4 million, and operating lease cost relating to prepaid land use rights of RMB22.1 million). The decrease over the fourth quarter of 2022 was mainly due to less professional fees incurred.

Research and development costs were RMB9.8 million (US$1.4 million) in the first quarter of 2023, compared with RMB9.8 million in the first quarter 2022 and RMB10.0 million in the fourth quarter of 2022.

Net interest expenses for the first quarter of 2023 were RMB484.4 million (US$70.5 million), a 6.8% increase over the first quarter of 2022 of RMB453.5 million and a 1.6% increase over the fourth quarter of 2022 of RMB476.8 million. The increase over the fourth quarter of 2022 was mainly due to the new convertible bond issued during the first quarter of 2023.

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Foreign currency exchange loss for the first quarter of 2023 was RMB7.0 million (US$1.0 million), compared with a loss of RMB4.7 million in the first quarter of 2022 and a gain of RMB4.7 million in the fourth quarter of 2022.

Others, net for the first quarter of 2023 was RMB25.8 million (US$3.8 million), compared with RMB21.5 million in the first quarter of 2022 and RMB31.0 million in the fourth quarter of 2022.

Income tax expenses for the first quarter of 2023 was RMB163.6 million (US$23.8 million), compared with RMB72.0 million in the first quarter of 2022 and RMB78.0 million in the fourth quarter of 2022. The increase over the fourth quarter of 2022 was mainly due to internal restructuring for the preparation of transferring projects to the China Data Center Fund in the near future.

Net loss in the first quarter of 2023 was RMB474.6 million (US$69.1 million), compared with a net loss of RMB373.3 million in the first quarter of 2022 and a net loss of RMB177.9 million in the fourth quarter of 2022.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets. Adjusted EBITDA was RMB1,130.0 million (US$164.5 million) in the first quarter of 2023, a 7.5% increase over the first quarter of 2022 of RMB1,051.2 million and a 5.5% increase over the fourth quarter of 2022 of RMB1,071.5 million.

Adjusted EBITDA margin (non-GAAP) was 46.9% in the first quarter of 2023, compared with 46.9% in the first quarter of 2022, and 44.6% in the fourth quarter of 2022. The increase over the fourth quarter of 2022 was mainly due to the seasonally lower utility cost and a lower level of general corporate expenses.

Basic and diluted loss per ordinary share in the first quarter of 2023 was RMB0.33 (US$0.05), compared with RMB0.39 in the first quarter of 2022, and RMB0.13 in the fourth quarter of 2022.

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Basic and diluted loss per American Depositary Share (“ADS”) in the first quarter of 2023 was RMB2.67 (US$0.39), compared with RMB3.15 in the first quarter of 2022, and RMB1.06 in the fourth quarter of 2022. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed and pre-committed at the end of the first quarter of 2023 was 633,611 sqm, compared with 575,009 sqm at the end of the first quarter of 2022 and 630,716 sqm at the end of the fourth quarter of 2022, an increase of 10.2% Y-o-Y and 0.5% quarter-over-quarter (“Q-o-Q”), respectively. In the first quarter of 2023, gross additional total area committed was 11,669 sqm, including significant contributions from the Shanghai 18 (“SH18”) Phase 2 and Nusajaya 4 (“NTP4”) data centers. Net additional total area committed was 2,895 sqm. The difference of 8,774 sqm was mainly due to a single customer which is redeploying from our Beijing 9 (“BJ9”), Beijing 10 (“BJ10”) and Beijing 12 (“BJ12”) data centers, as the Company disclosed previously. This customer has pre-committed for a similar amount of new capacity at several of our data centers in Langfang, Hebei province, for delivery later this year and next year.

Data Center Resources

Area in service at the end of the first quarter of 2023 was 518,517 sqm, compared with 492,344 sqm at the end of the first quarter of 2022 and 515,787 sqm at the end of the fourth quarter of 2022, an increase of 5.3% Y-o-Y and 0.5% Q-o-Q. In the first quarter of 2023, Beijing 14 (“BJ14”) Phase 2 and Shenzhen 10 (“SZ10”) data centers came into service.

Area under construction at the end of the first quarter of 2023 was 196,858 sqm, compared with 168,128 sqm at the end of the first quarter of 2022 and 192,713 sqm at the end of the fourth quarter of 2022, an increase of 17.1% Y-o-Y and 2.2% Q-o-Q, respectively. During the first quarter, construction commenced on SH18 Phase 2 and NTP4 data centers.

•	SH18 Phase 2 is part of the Company’s multi-phase development at its Pujiang campus in the Minhang District of Shanghai. SH18 Phase 2 has a net floor area of 4,572 sqm and is 100% pre-committed.

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•	NTP4 is the first data center being constructed on the Company’s second land site at Nusajaya Tech Park in Johor, Malaysia. NTP4 has a net floor area of 6,385 sqm and is 100% pre-committed.

Commitment rate for area in service was 93.9% at the end of the first quarter of 2023, compared with 95.3% at the end of the first quarter of 2022 and 95.5% at the end of the fourth quarter of 2022. Pre-commitment rate for area under construction was 74.4% at the end of the first quarter of 2023, compared with 63.1% at the end of the first quarter of 2022 and 71.5% at the end of the fourth quarter of 2022.

Area utilized at the end of the first quarter of 2023 was 376,632 sqm, compared with 332,019 sqm at the end of the first quarter of 2022 and 370,547 sqm at the end of the fourth quarter of 2022, an increase of 13.4% Y-o-Y and 1.6% Q-o-Q. Gross additional area utilized was 12,573 sqm in the first quarter of 2023, which mainly came from additional area utilized in the BJ8, BJ13 Phase 1, LF9, and CQ1 Phase 1 data centers. Net additional area utilized was 6,085 sqm during the quarter. The difference of 6,488 sqm was mainly due to a single customer which is redeploying from our BJ9, BJ10 and BJ12 data centers, as the Company previously disclosed, before moving in to a similar amount of new capacity at several of our data centers in Langfang, Hebei province with effect from later this year and next year.

Utilization rate for area in service was 72.6% at the end of the first quarter of 2023, compared with 67.4% at the end of the first quarter of 2022 and 71.8% at the end of the fourth quarter of 2022.

Completion of New Convertible Bond Issuance

On January 20, 2023, the Company closed its sale of US$580 million in aggregate principal amount of 4.50% convertible senior notes due 2030 to various private equity funds and institutional investors, including a sovereign wealth fund.

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Update on China Data Center Fund

Following the previously announced framework agreement with a sovereign wealth fund (“Investor”) for the formation of a China Data Center Fund, during the first quarter of 2023, the Company has signed a limited partnership agreement for China Data Center Fund 1 (the “Fund”), with 30% of capital commitment coming from GDS and 70% from the Investor. Completion of the establishment of the Fund and the injection of the first data center asset from GDS is subject to execution of a Sales and Purchase Agreement and ancillary documents, as well as regulatory approvals, and satisfaction of various conditions.

Liquidity

As of March 31, 2023, cash was RMB10,241.3 million (US$1,491.3 million). Total short-term debt was RMB6,936.1 million (US$1,010.0 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB4,429.3 million (US$645.0 million), the current portion of finance lease and other financing obligations of RMB447.5 million (US$65.2 million) and the current portion of convertible bonds payable of RMB2,059.2 million (US$299.9 million). Total long-term debt was RMB39,884.5 million (US$5,807.6 million), comprised of long-term borrowings (excluding current portion) of RMB23,528.0 million (US$3,425.9 million), the non-current portion of convertible bonds payable of RMB8,171.3 million (US$1,189.8 million) and the non-current portion of finance lease and other financing obligations of RMB8,185.3 million (US$1,191.9 million). During the first quarter of 2023, the Company obtained new debt financing and re-financing facilities of RMB1,319.4 million (US$192.1 million) and further raised US$580 million from a convertible bond issuance.

Business Outlook

The Company confirms the previously provided guidance of total revenues for the year of 2023 of RMB9,940 – RMB10,320 million, Adjusted EBITDA of RMB4,430 – RMB4,600 million and capex of around RMB7,500 million remain unchanged.

This forecast reflects the Company’s preliminary view on the current business situation and market conditions, which are subject to change.

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Conference Call

Management will hold a conference call at 8:00 a.m. U.S. Eastern Time on May 25, 2023 (8:00 p.m. Beijing Time on May 25, 2023) to discuss financial results and answer questions from investors and analysts.

Participants should complete online registration using the link provided below at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Participant Online Registration:

https://register.vevent.com/register/BI24be0a8ed1e5453aa9561f8ee2b9d311

A live and archived webcast of the conference call will be available on the Company's investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP and Adjusted GP margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. We believe that the exclusion of the income and expenses eliminated in calculating Adjusted EBITDA and Adjusted GP can provide useful and supplemental measures of our core operating performance. In particular, we believe that the use of Adjusted EBITDA as a supplemental performance measure captures the trend in our operating performance by excluding from our operating results the impact of our capital structure (primarily interest expense), asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs and impairment loss of long-lived assets), other non-cash expenses (primarily share-based compensation expenses), and other income and expenses which we believe are not reflective of our operating performance, whereas the use of adjusted gross profit as a supplemental performance measure captures the trend in gross profit performance of our data centers in service by excluding from our gross profit the impact of asset base charges (primarily depreciation and amortization, operating lease cost relating to prepaid land use rights and accretion expenses for asset retirement costs) and other non-cash expenses (primarily share-based compensation expenses) included in cost of revenue.

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We note that depreciation and amortization is a fixed cost which commences as soon as each data center enters service. However, it usually takes several years for new data centers to reach high levels of utilization and profitability. The Company incurs significant depreciation and amortization costs for its early stage data center assets. Accordingly, gross profit, which is a measure of profitability after taking into account depreciation and amortization, does not accurately reflect the Company’s core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted GP, and Adjusted GP margin are not substitutes for gross profit, net income (loss), cash flows provided by (used in) operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, operating lease cost relating to prepaid land use rights, accretion expenses for asset retirement costs, share-based compensation expenses, gain from purchase price adjustment and impairment loss of long-lived assets, each of which have been and may continue to be incurred in our business.

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We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8676 to US$1.00, the noon buying rate in effect on March 31, 2023 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China and South East Asia. The Company’s facilities are strategically located in primary economic hubs where demand for high-performance data center services is concentrated. The Company also builds, operates and transfers data centers at other locations selected by its customers in order to fulfill their broader requirements. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 22-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, the impact of the COVID outbreak, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

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The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited

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GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	As of December 31, 2022	As of March 31, 2023
	RMB	RMB	US$
Assets
Current assets
Cash	8,608,131	10,241,314	1,491,251
Accounts receivable, net of allowance for doubtful accounts	2,406,025	3,051,928	444,395
Value-added-tax (“VAT”) recoverable	164,743	169,240	24,643
Prepaid expenses and other current assets	772,177	955,382	139,115
Total current assets	11,951,076	14,417,864	2,099,404

Property and equipment, net	46,916,628	47,597,484	6,930,730
Prepaid land use rights, net	23,002	22,848	3,327
Operating lease right-of-use assets	5,633,946	5,631,331	819,985
Goodwill and intangible assets, net	8,124,214	8,105,958	1,180,319
Other non-current assets	2,165,088	2,358,387	343,407
Total assets	74,813,954	78,133,872	11,377,172

Liabilities, Mezzanine Equity and Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	3,623,967	4,429,349	644,963
Convertible bonds payable, current	2,083,829	2,059,248	299,850
Accounts payable	3,092,884	2,640,711	384,517
Accrued expenses and other payables	1,173,091	1,390,332	202,448
Operating lease liabilities, current	175,749	182,009	26,503
Finance lease and other financing obligations, current	453,855	447,548	65,168
Total current liabilities	10,603,375	11,149,197	1,623,449

Long-term borrowings, excluding current portion	23,518,058	23,527,981	3,425,939
Convertible bonds payable, non-current	4,294,985	8,171,254	1,189,827
Operating lease liabilities, non-current	1,617,986	1,572,962	229,041
Finance lease and other financing obligations, non-current	8,916,266	8,185,250	1,191,865
Other long-term liabilities	1,678,629	1,707,787	248,673
Total liabilities	50,629,299	54,314,431	7,908,794

Mezzanine equity
Redeemable preferred shares	1,047,012	1,033,046	150,423
Total mezzanine equity	1,047,012	1,033,046	150,423

GDS Holdings Limited shareholders' equity
Ordinary shares	516	516	75
Additional paid-in capital	29,048,598	29,124,023	4,240,786
Accumulated other comprehensive loss	(848,360)	(800,186)	(116,516)
Accumulated deficit	(5,179,705)	(5,656,047)	(823,584)
Total GDS Holdings Limited shareholders' equity	23,021,049	22,668,306	3,300,761
Non-controlling interests	116,594	118,089	17,194
Total equity	23,137,643	22,786,395	3,317,955

Total liabilities, mezzanine equity and equity	74,813,954	78,133,872	11,377,172

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GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for number of shares and per share data)

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Net revenue
Service revenue	2,243,535	2,404,034	2,408,449	350,697
Equipment sales	59	0	509	74
Total net revenue	2,243,594	2,404,034	2,408,958	350,771
Cost of revenue	(1,757,177)	(1,916,000)	(1,917,271)	(279,176)
Gross profit	486,417	488,034	491,687	71,595

Operating expenses
Selling and marketing expenses	(41,555)	(32,932)	(37,841)	(5,510)
General and administrative expenses	(299,712)	(296,067)	(289,496)	(42,154)
Research and development expenses	(9,767)	(9,986)	(9,785)	(1,425)
Impairment loss of long-lived assets	0	(12,759)	0	0
Income from operations	135,383	136,290	154,565	22,506
Other income (expenses):
Net interest expenses	(453,481)	(476,780)	(484,427)	(70,538)
Foreign currency exchange (loss) gain, net	(4,720)	4,664	(6,975)	(1,016)
Gain from purchase price adjustment	0	205,000	0	0
Others, net	21,533	30,970	25,793	3,756
Loss before income taxes	(301,285)	(99,856)	(311,044)	(45,292)
Income tax expenses	(71,968)	(78,039)	(163,568)	(23,817)
Net loss	(373,253)	(177,895)	(474,612)	(69,109)
Net income attributable to non-controlling interests	(173)	(2,851)	(1,730)	(252)
Net loss attributable to redeemable non-controlling interests	655	0	0	0
Net loss attributable to GDS Holdings Limited shareholders	(372,771)	(180,746)	(476,342)	(69,361)
Accretion to redemption value of redeemable non-controlling interests	(10,801)	0	0	0
Adjustment to the redemption value of redeemable non-controlling interests	(178,982)	0	0	0
Net loss available to GDS Holdings Limited shareholders	(562,554)	(180,746)	(476,342)	(69,361)
Cumulative dividend on redeemable preferred shares	(11,912)	(13,662)	(12,895)	(1,878)
Net loss available to GDS Holdings Limited ordinary shareholders	(574,466)	(194,408)	(489,237)	(71,239)

Loss per ordinary share
Basic and diluted	(0.39)	(0.13)	(0.33)	(0.05)

Weighted average number of ordinary share outstanding
Basic and diluted	1,460,918,179	1,467,200,367	1,467,200,367	1,467,200,367

16

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Net loss	(373,253)	(177,895)	(474,612)	(69,109)
Foreign currency translation adjustments, net of nil tax	(13,419)	127,949	47,939	6,980
Comprehensive loss	(386,672)	(49,946)	(426,673)	(62,129)
Comprehensive income attributable to non-controlling interests	(84)	(3,602)	(1,495)	(218)
Comprehensive loss attributable to redeemable non-controlling interests	655	0	0	0
Comprehensive loss attributable to GDS Holdings Limited shareholders	(386,101)	(53,548)	(428,168)	(62,347)

17

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$"))

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Net loss	(373,253)	(177,895)	(474,612)	(69,109)
Depreciation and amortization	781,756	820,443	843,359	122,803
Amortization of debt issuance cost and debt discount	40,547	35,711	44,692	6,508
Share-based compensation expense	92,977	38,375	84,865	12,357
Gain from purchase price adjustment	0	(205,000)	0	0
Others	4,501	(18,536)	(641)	(93)
Changes in operating assets and liabilities	(791,258)	414,805	(626,843)	(91,276)
Net cash (used in) provided by operating activities	(244,730)	907,903	(129,180)	(18,810)

Purchase of property and equipment and land use rights	(2,161,747)	(2,135,231)	(2,042,103)	(297,354)
(Payments) receipts related to acquisitions and investments	(2,770,277)	4,270	(151,255)	(22,024)
Net cash used in investing activities	(4,932,024)	(2,130,961)	(2,193,358)	(319,378)

Net proceeds from financing activities	4,610,815	859,971	3,874,415	564,158
Net cash provided by financing activities	4,610,815	859,971	3,874,415	564,158
Effect of exchange rate changes on cash and restricted cash	(5,920)	(8,652)	24,942	3,632

Net (decrease) increase of cash and restricted cash	(571,859)	(371,739)	1,576,819	229,602
Cash and restricted cash at beginning of period	12,026,367	9,253,805	8,882,066	1,293,329
Reclassification as assets of disposal group classified as held for sale	0	0	(2,240)	(326)
Cash and restricted cash at end of period	11,454,508	8,882,066	10,456,645	1,522,605

18

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Gross profit	486,417	488,034	491,687	71,595
Depreciation and amortization	658,878	708,324	730,908	106,428
Operating lease cost relating to prepaid land use rights	1,918	4,344	8,356	1,217
Accretion expenses for asset retirement costs	1,602	1,578	1,726	251
Share-based compensation expenses	25,833	22,417	26,699	3,888
Adjusted GP	1,174,648	1,224,697	1,259,376	183,379
Adjusted GP margin	52.4%	50.9%	52.3%	52.3%

19

GDS HOLDINGS LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi ("RMB") and US dollars ("US$")

except for percentage data)

	Three months ended
	March 31, 2022	December 31, 2022	March 31, 2023
	RMB	RMB	RMB	US$
Net loss	(373,253)	(177,895)	(474,612)	(69,109)
Net interest expenses	453,481	476,780	484,427	70,538
Income tax expenses	71,968	78,039	163,568	23,817
Depreciation and amortization	781,756	820,443	843,359	122,803
Operating lease cost relating to prepaid land use rights	22,625	26,401	26,704	3,888
Accretion expenses for asset retirement costs	1,602	1,578	1,726	251
Share-based compensation expenses	92,977	38,375	84,865	12,357
Gain from purchase price adjustment	0	(205,000)	0	0
Impairment loss of long-lived assets	0	12,759	0	0
Adjusted EBITDA	1,051,156	1,071,480	1,130,037	164,545
Adjusted EBITDA margin	46.9%	44.6%	46.9%	46.9%

20